CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2009 and 2008

Restated and presented in accordance with U.S. Generally Accepted Accounting Principles

(unaudited)

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	September 30, 2009	December 31, 2008
	(unaudited)
Assets Current assets
Cash and cash equivalents	$90.6	$5.0
Accounts receivable (note 11 (a))	114.6	221.7
Inventories (note 5)	176.5	211.4
Prepaids and other	29.1	32.8
	410.8	470.9
Property, plant and equipment (note 6)	1,719.8	1,854.4
Other assets	35.9	65.0
	$2,166.5	$2,390.3

Liabilities Current liabilities
Accounts payable and accrued liabilities	$177.1	$269.4
Current portion of long-term debt	1.0	75.8
	178.1	345.2
Long-term debt (note 7)	801.1	894.1
Employee future benefits (note 8)	265.2	263.2
Other long-term obligations	13.8	13.3
Future income taxes	38.3	49.3
Deferred credits	18.2	18.6
	1,314.7	1,583.7

Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 381,753,490 shares (2008 – 381,753,490 shares)	1,035.0	1,035.0
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	
Additional paid-in capital	14.4	14.6
Deficit	(149.3)	(180.7)
Accumulated other comprehensive income (loss) (note 9)	(30.3)	(46.4)
	869.8	822.5
Non-controlling interest (deficit)	(18.0)	(15.9)
	851.8	806.6
	$2,166.5	$2,390.3

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars, except where otherwise stated)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Sales	$263.4	$504.8	$907.4	$1,357.2
Operating expenses
Cost of sales, excluding depreciation and amortization	229.5	426.8	767.4	1,198.2
Depreciation and amortization	35.9	39.1	108.8	127.1
Selling, general and administrative	11.0	11.8	33.4	35.4
Restructuring (note 4)	–	13.1	16.5	28.9
Impairment	–	–	–	136.5
	276.4	490.8	926.1	1,526.1

Operating earnings (loss)	(13.0)	14.0	(18.7)	(168.9)
Interest expense, net	(16.5)	(19.2)	(52.7)	(55.4)
Gain on cancellation of long-term debt (note 7)	–	–	30.7	–
Foreign exchange gain (loss) on long-term debt	38.9	(10.8)	64.2	(28.7)
Other income (expense), net	(2.7)	0.2	(5.8)	4.9
Earnings (loss) before income taxes	6.7	(15.8)	17.7	(248.1)
Income tax expense (recovery)	(5.6)	(4.8)	(11.8)	(77.0)
Net earnings (loss)	12.3	(11.0)	29.5	(171.1)
Net (earnings) loss attributable to non-controlling interest	0.9	0.1	1.9	(0.2)
Net earnings (loss) attributable to the Company	$13.2	$(10.9)	$31.4	$(171.3)

Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)	$0.03	$(0.03)	$0.08	$(0.53)
Weighted average number of Company common shares outstanding (in millions)	381.8	381.8	381.8	320.8

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Net earnings (loss)	$12.3	$(11.0)	$29.5	$(171.1)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustment, net of related hedging activities	(3.0)	1.4	(4.9)	1.5
Unrealized net gain (loss) on cash flow revenue hedges	7.6	(2.0)	12.7	(4.8)
Reclassification of net (gain) loss on cash flow revenue hedges	(0.8)	(0.3)	6.9	(9.4)
Unrealized loss on interest rate hedges	(0.1)	–	(1.2)	–
Reclassification of amortization of employee future benefits	1.3	0.6	2.6	3.0
Other comprehensive income (loss), net of taxes	5.0	(0.3)	16.1	(9.7)
Total comprehensive income (loss)	17.3	(11.3)	45.6	(180.8)
Comprehensive (income) loss attributable to non-controlling interest:
Net (earnings) loss	0.9	0.1	1.9	(0.2)
Other comprehensive (earnings) loss, net of taxes	–	–	–	–
Comprehensive (income) loss attributable to non-controlling interest	0.9	0.1	1.9	(0.2)
Comprehensive income (loss) attributable to the Company	$18.2	$(11.2)	$47.5	$(181.0)

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

	Equity attributable to the Company
	Common stock
	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Non-controlling interest (deficit)	Total

Balance as at December 31, 2007	214,684,129	$913.9	$12.1	$39.1	$(61.0)	$(16.1)	$888.0

Issue of common shares on rights offering, net of share issue costs	167,069,361	121.1	–	–	–	–	121.1
Stock option compensation expense	–	–	2.5	–	–	–	2.5
Net earnings (loss)	–	–	–	(219.8)	–	0.8	(219.0)
Distributions to non-controlling interest	–	–	–	–	–	(0.6)	(0.6)
Other comprehensive income (loss), net of tax	–	–	–	–	14.6	–	14.6

Balance as at December 31, 2008	381,753,490	$1,035.0	$14.6	$(180.7)	$(46.4)	$(15.9)	$806.6

Stock option compensation expense	–	–	(0.2)	–	–	–	(0.2)
Net earnings (loss)	–	–	–	31.4	–	(1.9)	29.5
Distributions to non-controlling interest	–	–	–	–	–	(0.2)	(0.2)
Other comprehensive income (loss), net of tax	–	–	–	–	16.1	–	16.1
Balance as at September 30, 2009 (unaudited)	381,753,490	$1,035.0	$14.4	$(149.3)	$(30.3)	$(18.0)	$851.8

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Cash flows provided (used) by:
Operations
Net earnings (loss)	$12.3	$(11.0)	$29.5	$(171.1)
Items not requiring (providing) cash
Depreciation and amortization	35.9	39.1	108.8	127.1
Impairment	–	–	–	136.5
Future income taxes	(5.1)	(4.5)	(10.7)	(77.3)
Foreign exchange loss (gain) on long-term debt	(38.9)	10.8	(64.2)	28.7
Gain on cancellation of long-term debt	–	–	(30.7)	–
Employee future benefits, expense over (under) cash contributions	–	–	3.5	6.1
Increase (decrease) in other long-term obligations	(1.4)	2.2	(0.2)	4.3
Loss (gain) on disposal of property, plant and equipment	1.4	(0.8)	4.1	(0.5)
Lower of cost or market write-down of inventories	2.6	1.2	2.6	1.2
Derivative financial instruments	(8.7)	4.9	(20.0)	12.5
Other	(6.0)	8.9	(14.0)	(7.6)
Changes in non-cash working capital
Accounts receivable	22.4	(13.2)	107.0	(18.3)
Inventories	(0.1)	(11.8)	44.6	(4.2)
Prepaids and other	(3.2)	(4.8)	(2.0)	(5.0)
Accounts payable and accrued liabilities	(4.9)	(16.6)	(61.7)	(11.9)
	14.2	(46.4)	87.9	(39.4)
Cash flows provided by operations	6.3	4.4	96.6	20.5

Investing
Acquisition of Snowflake newsprint mill	–	(0.3)	–	(172.2)
Additions to property, plant and equipment	(1.0)	(12.1)	(6.8)	(28.4)
Proceeds from sale of property, plant and equipment	0.4	2.3	3.6	2.3
Decrease (increase) in other assets	0.1	(2.5)	1.9	(1.1)
Cash flows used by investing activities	(0.5)	(12.6)	(1.3)	(199.4)

Financing
Issue of shares, net of share issue costs	–	–	–	121.1
Increase (decrease) in revolving loan and loan payable	25.0	113.6	(35.1)	112.7
Repayment of revolving operating loan	–	(93.5)	–	(47.1)
Repayment of long-term debt	(75.7)	–	(75.7)	–
Proceeds from long-term debt	95.0	–	95.0	–
Proceeds on termination of debt foreign currency contracts	(0.1)	–	34.7	–
Settlement on purchase of debt securities	–	–	(26.9)	–
Deferred financing costs	(0.8)	(5.5)	(0.9)	(5.5)
Increase (decrease) in other long-term debt	(0.2)	(0.2)	(0.8)	3.9
Cash flows provided (used) by financing activities	43.2	14.4	(9.7)	185.1

Cash and cash equivalents, increase (decrease) in the period	49.0	6.2	85.6	6.2
Cash and cash equivalents, beginning of period	41.6	–	5.0	–
Cash and cash equivalents, end of period	$90.6	$6.2	$90.6	$6.2

Supplemental disclosures:
Income taxes paid	$(0.3)	$(0.4)	$0.4	$0.1
Net interest paid	15.9	18.8	50.6	53.3

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED  BUSINESS SEGMENTS

(in millions of Canadian dollars)

(unaudited)

	Specialty printing papers	Newsprint	Pulp		Total

Three months ended September 30, 2009
Sales	$202.4	$61.0	$–	1	$263.4
Amortization	24.4	10.0	1.5		35.9
Operating earnings (loss)	9.4	(18.8)	(3.6)		(13.0)
Additions to property, plant and equipment	0.5	0.6	(0.1)		1.0

Three months ended September 30, 2008
Sales	$248.7	$148.9	$107.2	1	$504.8
Amortization	25.9	9.6	3.6		39.1
Operating earnings (loss)	14.6	11.9	(12.5)		14.0
Additions to property, plant and equipment	6.6	5.2	0.3		12.1

Nine months ended September 30, 2009
Sales	$612.8	$251.7	$42.9	1	$907.4
Amortization	70.4	33.3	5.1		108.8
Operating earnings (loss)	27.2	(34.1)	(11.8)		(18.7)
Additions to property, plant and equipment	3.8	2.9	0.1		6.8

Nine months ended September 30, 2008
Sales	$719.0	$320.9	$317.3		$1,357.2
Amortization	76.2	26.7	24.2		127.1
Impairment	–	–	136.5		136.5
Operating earnings (loss)	4.4	(7.0)	(166.3)		(168.9)
Additions to property, plant and equipment	10.0	16.3	2.1		28.4

1
Pulp sales are stated net of inter-segment pulp sales of $0.2 million for the three months ended September 30, 2009 ($9.4 million – three months ended September, 2008) and $13.3 million for the nine months ended September 30, 2009 ($28.4 million – nine months ended September, 2008).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

1.	Basis of presentation

Effective for the year ended December 31, 2009, the Company adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition and measurement differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP, including a reconciliation to Canadian GAAP for material recognition and measurement differences in note 33, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” and restated its interim consolidated financial statements for 2009.

The restated interim consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.  These unaudited restated interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and the notes thereto.  In the opinion of the Company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included.  The results for the periods included herein may not be indicative of the results for the entire year.

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company's joint venture, Powell River Energy Inc., a variable interest entity.  All inter-company transactions and amounts have been eliminated on consolidation.

2.	Segmented information

The Company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft ("NBSK") pulp (prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard)

The segments are managed separately.  Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A.  Inter-segment sales consist of pulp transfers at cost.

3.	Significant accounting policies

Recently implemented accounting standards

In July 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single source of authoritative U.S. GAAP for non-governmental entities.  The ASC hierarchy consists of two levels, authoritative literature, and non-authoritative literature.  The ASC does not change GAAP, rather, it is designed to simplify access to and research on authoritative GAAP.  The authority of the rules and interpretive releases of the SEC have not changed as a result of the implementation of the ASC.  The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company adopted the FASB ASC in the preparation of these interim consolidated financial statements.

In May 2009, the FASB issued a new Subsequent Events Topic in the ASC, which establishes general standards of accounting for and disclosure of subsequent events.  The Topic is based on the same principles as those that currently exist in the auditing standards and requires disclosure of the date through which an entity has evaluated subsequent events and is effective for interim or annual financial periods ending after June 15, 2009.  The Company adopted the disclosure requirements of this Topic in the preparation of these interim consolidated financial statements.

In March 2008, the FASB amended the Derivatives and Hedging Topic of the ASC.  The amendments expand quarterly disclosure requirements about an entity’s derivative instruments and hedging activities.  The amendments are effective for fiscal years beginning after November 15, 2008.  The Company adopted the disclosure requirements of this Topic in the preparation of these interim consolidated financial statements.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

3.	Changes in significant accounting policies … continued

In December 2007, the FASB amended the Consolidation Topic of the ASC as it relates to the Presentation and Disclosure for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests.  The amendments establish where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements.  The amendments are effective for fiscal years beginning on or after December 15, 2008.  The Company adopted the amendments in the preparation of these interim consolidated financial statements.

Future accounting changes to be implemented

In June 2009 the FASB amended the Consolidation Topic of the ASC, as it relates to the consolidation of VIE.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  Qualified special-purpose entities will no longer be exempt from consolidation requirements.  The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this Topic become effective on January 1, 2010.  The Company is currently assessing the impact that the amendments will have on its financial statements or disclosures.

In December 2008, the FASB amended the Compensation-Retirement Benefits Topic of the ASC.  The amendments provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan and require disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, and (c) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and the significant concentrations of risk within plan assets. The disclosures are effective for fiscal years ending after December 15, 2009.  Upon initial application, the amendments to this Topic are not required for earlier periods that are presented for comparative purposes.

4.	Restructuring costs

	Nine months ended September 30, 2009
	2007 initiatives	2008 initiatives	2009 initiatives	Total

Balance, beginning of period	$8.2	$8.1	$–	$16.3
Expensed in period	–	3.7	12.8	16.5
Disbursements	(7.2)	(7.9)	(4.0)	(19.1)
Other non-cash items	0.4	–	0.1	0.5
	1.4	3.9	8.9	14.2
Less: portion related to employee future benefits	–	–	(5.6)	(5.6)
Balance, end of period	$1.4	$3.9	$3.3	$8.6
Classification:
Accounts payable and accrued liabilities	$1.0	$3.5	$2.0	$6.5
Other long-term obligations	0.4	0.4	1.3	2.1
	$1.4	$3.9	$3.3	$8.6

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

5.	Inventories

	September 30, 2009	December 31, 2008
Finished goods
Specialty printing papers	$27.6	$25.6
Newsprint	6.6	8.7
Pulp	–	18.8
Total finished goods	34.2	53.1
Work-in-progress	0.5	1.7
Raw materials – wood chips, pulp logs and other	36.0	46.1
Operating and maintenance supplies and spare parts	105.8	110.5
Total	$176.5	$211.4

At September 30, 2009, the Company had applied write-downs of $2.6 million (December 31, 2008 – $12.3 million) of which $0.8 million related to finished goods inventory (December 31, 2008 – $2.7 million) and $1.8 million to raw materials inventory (December 31, 2008 – $9.6 million).

6.	Property, plant and equipment

The Company’s paper machines at Elk Falls and one of two pulp lines at Crofton continue to be indefinitely curtailed. The Company is monitoring market and other conditions and will assess whether they improve sufficiently to allow these operations to be placed back into production.  To the extent that conditions do not improve to the levels necessary to restart these operations, an impairment charge may result in the future as a result of the Company’s assessment of recoverability of the carrying value of its assets.  As at September 30, 2009, the net book values for these assets were approximately $243 million for the Elk Falls paper site, and approximately $118 million for both lines at Crofton pulp operations.

7.	Long-term debt

Recourse	September 30, 2009	December 31, 2008

Senior notes, 8.625% due June 2011 (US$354.2 million; December 31, 2008 – US$400.0 million)	$380.8	$492.2
Senior notes, 7.375% due March 2014 (US$250.0 million)	272.0	311.0
	652.8	803.2
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/Prime/LIBOR rates	25.0	60.1
Capital lease obligations	11.4	12.2
	689.2	875.5

Non-recourse
First mortgage bonds, 6.45% due July 2016 (December 31, 2008 – 6.387% due July 2009)	94.1	74.9
Subordinated promissory notes	18.8	19.5
	112.9	94.4
Total debt	802.1	969.9
Less: current portion	(1.0)	(75.8)
	$801.1	$894.1

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

7.	Long-term debt … continued

Collateral provided on the $330.0 million revolving asset based loan facility ("ABL Facility") consists of accounts receivable, inventories and cash of the Company as well as a first charge on the property, plant and equipment of the Company's Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventories, less certain reserves.  Financial covenants under the ABL Facility must be maintained based upon the Company’s financial results prepared under Canadian GAAP.  The ABL Facility includes financial covenants to (a) maintain shareholders’ equity above $639.0 million as at September 30, 2009, (b) maintain excess availability above $35 million, and (c) to not make capital expenditures in excess of 120% of the Company’s annual budget.  The minimum equity requirement of $639.0 million would be reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations.  The borrowing base at September 30, 2009 was $151.5 million and after drawings of $25.0 million and outstanding letters of credit of $24.2 million, $102.3 million was available to the Company, in addition to cash on hand of $90.6 million.  The borrowing base at September 30, 2009 includes a reserve of $15.1 million for unpaid property taxes and associated penalties.

At September 30, 2009, the Company was in compliance with the covenants under both its ABL Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.1:1 at September 30, 2009 (December 31, 2008 – 2.1:1).  When the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes (a) the Company’s existing 8.625% notes and 7.375% notes, (b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, (c) purchase money debt and capitalized lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, (d) a $40 million general basket, and (e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $156.0 million and negative $131.0 million, respectively, as at September 30, 2009, as a result of accumulated losses in recent years (December 31, 2008 – negative $109.8 million and negative $84.8 million, respectively).  Under the senior note covenants, the Company cannot pay dividends or buy back shares unless the balance in these baskets is positive.

On July 24, 2009, PREI raised $95.0 million of 6.45% first mortgage bonds maturing on July 25, 2016 and non-recourse to the Company, to refinance $75.0 million of 6.387% non-recourse debt due on July 24, 2009.  The Company has a 50% interest in PREI and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

The Company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the Company’s debt at:

	September 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Recourse	$689.2	$441.5	$875.5	$414.3
Non-recourse	112.9	115.2	94.4	95.8

The fair value of the Company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments.  The fair value of the Company’s recourse debt related to the ABL Facility and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity.  In measuring fair value, the Company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.  The carrying value of other long-term debt approximates its fair value.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

8.	Employee future benefits

The Company maintains pension benefit plans, which include defined benefit and defined contributions segments that are available to all salaried employees and to hourly employees not covered by union pension plans. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Unionized employees of the Company are members of multi-employer industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee.

The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.

For the three and nine month periods ended September 30, 2009, the Company incurred a total post-retirement benefit cost of $10.7 million and $33.1 million, respectively (three and nine month periods ended September 30, 2008 – $12.8 million and $37.8 million, respectively).

The Company contributed $6.6 million and $21.7 million for the three and nine month periods ended September 30, 2009, respectively (three and nine month periods ended September 30, 2008 - $7.1 million and $22.2 million, respectively) to the pension plans.  The Company also contributed $1.7 million and $5.2 million for the three and nine month periods ended September 30, 2009, respectively (three and nine month periods ended September 30, 2008 – $1.4 million and $4.6 million, respectively) to the other post-retirement benefit plans.

Components of net periodic benefit cost for pension plans and other post-retirement benefit plans	Three months ended September 30, 2009		Three months ended September 30, 2008
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post-retirement benefit plans
Defined benefit costs
Employer service cost	$0.9	$0.6	$1.4	$1.1
Interest cost	5.6	2.8	4.8	2.9
Actual return on assets	(3.8)	–	(4.8)	–
Actuarial (gains) losses	0.1	–	–	–
Difference between actual and recognized actuarial (gains) losses	0.9	(0.2)	1.3	0.5
Difference between actual and recognized prior service (credits) costs	0.1	–	–	(0.1)
Net periodic benefit cost	$3.8	$3.2	$2.7	$4.4

	Nine months ended September 30, 2009		Nine months ended September, 2008
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post-retirement benefit plans
Defined benefit costs
Employer service cost	$2.9	$1.8	$4.0	$3.4
Interest cost	16.8	8.4	14.4	8.7
Actual return on assets	(11.4)	–	(14.4)	–
Actuarial (gains) losses	0.3	–	–	–
Difference between actual and recognized actuarial (gains) losses	2.7	(0.6)	3.7	1.5
Difference between actual and recognized prior service (credits) costs	0.3	(0.1)	–	(0.3)
Net periodic benefit cost	$11.6	$9.5	$7.7	$13.3

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

9.	Accumulated other comprehensive income (loss)

The following table contains information about the accumulated other comprehensive loss of the Company, net of taxes:

	September 30, 2009	December 31, 2008

Unrecognized pension and other post-retirement benefits costs	$(38.9)	$(41.5)
Foreign currency translation adjustments, net of related hedging activities and taxes of $1.0 million (2008 – $4.7 million) (1)	1.8	6.7
Unrecognized gains (losses) on cash flow revenue and purchase price hedges	8.0	(11.6)
Unrecognized loss on interest rate hedges	(1.2)	–
Accumulated other comprehensive income (loss)	$(30.3)	$(46.4)

(1)
The accumulated net adjustment is comprised of an accumulated non-taxable translation gain of $9.6 million (2008 – $36.7 million), and an accumulated net loss on the revaluation of long-term debt designated as a net investment hedge of $7.8 million (2008 – $30.0 million), net of tax of $1.0 million (2008 – $4.7 million).

10.	Fair value measurements

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1                         Quoted prices in active markets for identical assets or liabilities.

Level 2	
    Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3		Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

10.	Fair value measurements … continued

The following table presents information about the fair value of the Company’s derivative and non-derivative instruments designated as hedging instruments and measured or disclosed at fair value on a recurring basis at September 30, 2009:

	September 30, 2009	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$14.4	2	(1)	Prepaids and other
Currency contracts	3.4	2	(1)	Other assets
	$17.8

The following table presents information about the fair value of the Company’s derivative and non-derivative financial instruments not designated as hedging instruments and measured at fair value on a recurring basis at September 30, 2009:

	September 30, 2009	Fair value hierarchy		Balance sheet classification

Assets
Commodity swap contracts	$1.0	2	(2)	Prepaids and other

Fair value of the Company’s derivatives are classified under Level 2 (inputs that are observable; directly or indirectly) as they are measured as follows:

(1)
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates and volatility are used as inputs for such valuation techniques.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

(2)
The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates.  The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

11.	Financial instruments

(a)	Financial risk management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Cash and cash equivalents are designated as held for trading and recorded at fair market values.  Accounts receivable are designated as loans and receivables and are recorded at amortized cost.  Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost.  The Company has no non-derivative financial instruments classified as available for sale or held to maturity.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  A summary of the Company’s financial risk management objectives can be found on pages 97 to 99 of the Company’s 2008 Annual Report.

Accounts receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses. Aging of receivables was as follows:

	September 30, 2009	December 31, 2008

Trade receivables, gross
Current	$97.3	$177.8
Past due 1-30 days	9.2	24.5
Past due 31-90 days	2.3	4.0
Past due over 90 days	0.5	0.3
	109.3	206.6
Allowance for doubtful accounts	(3.9)	(3.2)
Trade receivables, net	105.4	203.4
Other receivables, including goods and services tax recoverables	9.2	18.3
Accounts receivable	$114.6	$221.7

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

11.	Financial instruments … continued

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Nine months ended September 30, 2009	Year ended December 31, 2008

Balance, beginning of period	$3.2	$2.8
Increase in provision	1.1	3.1
Utilized in the period	(0.4)	(2.7)
Balance, end of period	$3.9	$3.2

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward Contracts
Term	US$Millions	Average Rate US$/CDN$	US$Millions	Average Rate US$/CDN$	US$Millions	Average Rate US$/CDN$

As at September 30, 2009
0 to 12 months	$263	0.9285	$175	0.8127	$27	0.8649
13 to 24 months	72	0.9338	72	0.8167	–	–
	$335	0.9297	$247	0.8139	$27	0.8649

As at December 31, 2008
0 to 12 months	$501	0.9553	$302	0.8810	$14	0.7805
13 to 24 months	55	0.9674	10	0.8877	–	–
	$556	0.9565	$312	0.8812	$14	0.7805

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in “Accumulated other comprehensive income (loss)” (“AOCI”), a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At September 30, 2009, instruments having a notional principal of US$289 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $17.8 million (December 31, 2008 – negative $26.9 million).

At September 30, 2009, a commodity swap agreement to fix the spread between the sales price of newsprint and purchase price of old newspaper (“ONP”) within the next two months is outstanding for 2,000 tonnes.  This contract is not designated as a hedging instrument for accounting purposes and is reported at its fair value, which was $0.8 million at the end of the current quarter (December 31, 2008 – $0.7 million).

(c)	Cost risk management instruments

The Company is party to commodity options and collars to hedge the purchase price of natural gas for 0.5 million gigajoules (“GJ”) (December 31, 2008 – 0.5 million GJ) within the next six months at rates averaging $6.63 per GJ.  These instruments are not designated as hedging instruments for accounting purposes and are reported at fair value.  At September 30, 2009 contract rates, the net amount the Company would receive to settle these commodity contracts is $0.1 million (December 31, 2008 – negative $0.8 million).

At September 30, 2009, commodity swap agreements to fix the purchase price of ONP within the next month are outstanding for 4,000 tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value which was $0.1 million at the end of the current quarter (December 31, 2008 – negative $0.9 million).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

11.	Financial instruments … continued

(d)	Long-term debt risk management instruments

At September 30, 2009, the Company had no long-term debt risk management instruments (December 31, 2008 – US$190 million).

12.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

13.	Contingent liabilities

(a)
The Company has a contingent liability on minimum take-or-pay obligations in respect of steam related to its 20-year Energy Services Agreement with Island Cogeneration No. 2 Inc. as described in the Company's December 31, 2008 audited consolidated financial statements, note 28, “Contingent liabilities”.  The Company estimates that the cost of the steam that it has been unable to take due to the force majeure event, as at September 30, 2009, was approximately $10 million (December 31, 2008 – approximately $4 million).

(b)
Due to on-going weak market conditions, the Company has continued to curtail certain operations at its Elk Falls and Crofton mills.  These curtailments have affected approximately 325 hourly employees at the Elk Falls mill and approximately 65 hourly employees at the Crofton mill through protracted lay-offs.   The labour agreement between the Company and union locals provides that if an hourly employee has been on lay-off for twelve months (lay-off is defined as having the opportunity to work less than 900 hours during the twelve month period), and, at the end of that twelve month period if the Company has no plan to re-employ the employee during the three months following, the affected employee has an option of requesting a severance payment.  Employees requesting a severance payment would lose their rights of recall under the agreement.  The labour agreement between the Company and Pulp, Paper and Woodworkers of Canada local 2 at Crofton, has similar provisions under which severance applies, although the 900 hour threshold does not apply.  The Company estimates that should the conditions giving rise to severance at Elk Falls and Crofton be met, the average potential severance payment would be approximately $55,000 per employee.  The Company has not recorded a liability for this contingency as it has not determined what the future of these operations will be and is not able to ascertain how many employees would request their severance, as opposed to retaining their recall rights, should they become eligible for severance in the future.  Therefore, the likelihood, timing, and extent of any potential liability is not determinable.

In addition to the hourly employees on lay-off due to production curtailments, there are approximately 135 hourly employees who are on lay-off at the Company’s Elk Falls, Port Alberni, and Powell River mills due to restructuring initiatives announced in prior quarters.  These employees are entitled to rights of recall in the range of 12 to 42 months from the last day worked, but at any time may forfeit their rights of recall in exchange for severance payment.  If all affected employees exercise their severance rights at some point in favour of their recall rights, the Company estimates that the total severance payments would be approximately $5 million.  The Company has not recorded a liability for this contingency as the likelihood, timing, and extent of any potential liability is not determinable.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

14.	Subsequent events

The Company has evaluated its subsequent events to November 3, 2009.

CIT Business Credit Canada Inc. (“CITBCC”) is the agent of the Company’s $330 million ABL Facility.  CITBCC is jointly owned by Canadian Imperial Bank of Commerce (“CIBC”) and CIT Group, Inc. (“CIT”).  On November 1, 2009, CIT filed for Chapter 11 bankruptcy protection from creditors in the United States and announced a pre-packaged plan of reorganization for CIT and a subsidiary that will restructure its debt and streamline its capital structure; none of CIT’s operating subsidiaries were included in this filing.

While the Company understands that CITBCC has separate and adequate funding, the Company had considered it prudent to draw under its ABL Facility.  The amount of $25 million has been drawn since July 2009 and is included in the $90.6 million of cash the Company had as at September 30, 2009.

CITBCC’s commitment is $125 million of the $330 million ABL Facility.  Failure by any lender to fund its rateable share does not relieve the other lenders of their obligations to fund their rateable shares.   The ABL Facility structure also incorporates a cash management line of $25 million with Royal Bank of Canada and a US revolving facility of $30 million with JPMorgan Chase Bank, N.A.  Other than $4.4 million (US$4.1 million) in letters of credit applied against the US revolving facility, these facilities are undrawn at present, such that the Company should retain access to these facilities notwithstanding any challenges faced by CITBCC in meeting its funding commitments under the ABL Facility.

15.	Reconciliation of United States and Canadian generally accepted accounting principles

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in some respects from Canadian GAAP.  The following are the significant measurement and disclosure differences between U.S. and Canadian GAAP:

Net earnings (loss) adjustments

The following table provides a reconciliation of the net earnings (loss) from U.S. GAAP to Canadian GAAP:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Net earnings (loss) as reported under U.S. GAAP	$12.3	$(11.0)	$29.5	$(171.1)
Net (earnings) loss attributable to non-controlling interest (a)	0.9	0.1	1.9	(0.2)
Foreign exchange gain on hedge of net investment (b)	–	–	–	(2.4)
Amortization related to hedge of net investment (b)	–	–	0.2	–
Income tax effect of rate change on employee future benefits	–	–	0.7	1.1

Net earnings (loss) in accordance with Canadian GAAP	13.2	(10.9)	32.3	(172.6)
Other comprehensive income, net of taxes:
Other comprehensive income (loss) in accordance with U.S. GAAP	5.0	(0.3)	16.1	(9.7)
Reclassification of amortization of employee future benefits included in pension cost	(1.3)	(0.6)	(2.6)	(3.0)
Comprehensive income (loss) in accordance with Canadian GAAP	$16.9	$(11.8)	$45.8	$(185.3)

Basic and diluted net earnings (loss) per share in accordance with Canadian GAAP (in dollars)	$0.03	$(0.03)	$0.08	$(0.54)
Basic and diluted weighted average number of shares in accordance with Canadian GAAP (in millions)	381.8	381.8	381.8	320.8

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

15.	Reconciliation of United States and Canadian generally accepted accounting principles … continued

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components from U.S. GAAP to Canadian GAAP:

	September 30,	December 31,
	2009	2008

Property, plant and equipment – U.S. GAAP	$1,719.8	$1,854.4
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.2)	(2.4)
Property, plant and equipment – Canadian GAAP	$1,717.6	$1,852.0

Other assets – U.S. GAAP	$35.9	$65.0
Employee future benefits (c)	30.8	30.8
Deferred financing costs (d)	(7.3)	(11.2)
Non-controlling interest deficit (a)	18.0	15.9
Other assets – Canadian GAAP	$77.4	$100.5

Long-term debt – U.S. GAAP	$801.1	$894.1
Deferred financing costs (d)	(7.3)	(11.2)
Long-term debt – Canadian GAAP	$793.8	$882.9

Employee future benefits – U.S. GAAP	$265.2	$263.2
Employee future benefits (c)	(33.2)	(36.6)
Employee future benefits – Canadian GAAP	$232.0	$226.6

Future income taxes – U.S. GAAP	$38.3	$49.3
Tax effect of employee future benefits adjustment	25.1	25.9
Tax effect of other adjustments	(9.1)	(8.4)
Future income taxes – Canadian GAAP	$54.3	$66.8

Equity – U.S. GAAP	$851.8	$806.6
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.2)	(2.4)
Employee future benefits (c)	64.0	67.4
Tax effect of employee future benefits adjustment	(25.1)	(25.9)
Tax effect of other adjustments	9.1	8.4
Non-controlling interest deficit (a)	18.0	15.9
Equity – Canadian GAAP	$915.6	$870.0

The following table provides a reconciliation of AOCI from U.S. GAAP to Canadian GAAP:

	September 30,	December 31,
	2009	2008

Accumulated other comprehensive income (loss) – U.S. GAAP	$(30.3)	$(46.4)
Employee future benefits (c)	38.9	41.5
Accumulated other comprehensive income (loss) – Canadian GAAP	$8.6	$(4.9)

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

15.	Reconciliation of United States and Canadian generally accepted accounting principles … continued

(a)	Non-controlling interest

Under U.S. GAAP, non-controlling interest’s equity or deficit is reported as a separate component within equity of the consolidated balance sheet and consolidated net earnings (loss) and other comprehensive income (loss) attributable to the Company and to the non-controlling interest is clearly identified and presented on the face of the consolidated statements of earnings (loss), comprehensive income (loss), and equity.  Under Canadian GAAP, the Company includes non-controlling interest’s equity or deficit in “Other assets” and the non-controlling interest’s share of earnings or loss is excluded from consolidated net earnings (loss).

(b)	Foreign exchange on hedge of net investment

Under U.S. GAAP, the foreign exchange gain on a hedge of a net investment is recognized in earnings, and accordingly, the net investment acquired is not reduced by the amount of the gain.  Under Canadian GAAP, the Company designated a forward contract as a hedge of the purchase price on the acquisition of the Snowflake newsprint mill, and accounted for the respective foreign exchange gain as a reduction of the net investment.

(c)	Employee future benefits

U.S. GAAP requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and requires that changes in that funded status in the year in which the changes occur be recorded in other comprehensive income (loss).  As a result, as amounts that relate to the funded status are recognized in earnings through pension expense, the amounts are reclassified out of accumulated other comprehensive income (loss).  Canadian GAAP does not require recognition of the overfunded or underfunded status of a defined benefit post-retirement plan.  There is no GAAP difference between U.S. and Canada in the determination of pension and other employee future benefits expense.

(d)	Deferred financing costs

Under U.S. GAAP, debt issue costs are reported on the balance sheet as deferred charges in “Other assets.” Under Canadian GAAP, debt issue costs related to the Company’s senior notes are netted against the carrying value of long-term debt on the consolidated balance sheet.

(e)	Consolidated cash flows

Under Canadian GAAP, the consolidated cash flows would not be significantly different from the presentation under U.S. GAAP, except that Canadian GAAP allows sub-totals within cash flows provided by operations.